Exhibit 99.1

Sandstorm Gold Announces Fourth Quarter and Annual Results

VANCOUVER, March 18, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2014 (all figures in U.S. dollars).

— FOURTH QUARTER HIGHLIGHTS (3 MONTHS)

•	Strong balance sheet with over $90 million in cash at December 31, 2014;
•	Attributable Gold Equivalent ounces sold[1] of 10,424 ounces;
•	Revenue of $12.5 million;
•	Average cash cost per Attributable Gold Equivalent ounce[1] of $308 resulting in cash operating margins[1] of $890 per ounce;
•	Operating cash flow of $8.9 million; and,
•	Net income of $2.6 million.

— 2014 HIGHLIGHTS (12 MONTHS)

•	Attributable Gold Equivalent ounces sold[1] of 44,821 ounces;
•	Revenue of $56.5 million;
•	Average cash cost per Attributable Gold Equivalent ounce[1] of $321 resulting in cash operating margins[1] of $939 per ounce;
•	Operating cash flow of $35.2 million;
•	Net income of $11.5 million;
•	Exercised option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine in Mexico ("Santa Elena") for US$10 million;
•	Acquired 100% of the issued and outstanding shares of Sandstorm Metals & Energy Ltd. ("Sandstorm Metals"), allowing Sandstorm management to focus on gold transactions going forward;
•	Amended the revolving credit agreement, extending the term to five years. The revolving loan allows the Company to borrow up to $100 million for acquisition purposes;
•	Participated in a Luna Gold Corp. ("Luna") non-brokered private placement to align the interests of Luna and Sandstorm and to allow the facilitation of an orderly resolution of Luna's current challenges;
•	Partnered with Franco-Nevada Corp. ("Franco-Nevada") in entering into a $120 million gold stream with True Gold Mining Inc. with respect to its Karma Project in Burkina Faso, West Africa. The gold stream is syndicated between Franco-Nevada and Sandstorm with Franco-Nevada providing 75% of the funding and Sandstorm providing the remaining 25% of the funding. The transaction was the first syndicated gold stream between two royalty and streaming companies; and,
•	Initiated a normal course issuer bid allowing the Company to purchase up to 5,882,879 common shares. The normal course issuer bid provides the Company with the option to purchase its common shares when management believes those shares are undervalued.

Sandstorm President & CEO Nolan Watson commented, "During 2014, our team was able to grow our asset base with the addition of 11 new streams and royalties, we generated significant free cash flow from our existing portfolio and worked through a number of challenges that arose due to the volatile gold price environment." Watson continued, "I believe that 2015 will be a strong year for Sandstorm as we use our available capital to aggressively pursue new transactions and grow our future production and cash flow."

— FINANCIAL RESULTS

Revenue and Gold Sales
Revenue for the third quarter and full year 2014 was $12.5 million and $56.5 million respectively, compared with $15.8 million and $59.8 million for the comparable period in 2013. The decrease is largely attributable to a decrease in the price of gold.

The revenue was generated from the sale of 10,424 Attributable Gold Equivalent ounces during the fourth quarter and 44,821 ounces for the year, representing a record for the most recently completed year.

Costs and Expenses
The average cash cost for the three months and full year 2014 were $308 and $321 per Attributable Gold Equivalent ounce, respectively, resulting in a cash operating margins of $890 for the fourth quarter and $939 for the year.

The Company reduced administrative expenses in 2014 by $6.7 million compared to twelve month period in 2013. The decrease in expenses is primarily attributed to the Company's implementation of a cost reduction program.

Earnings and Operating Cash Flow
For the three months ended December 31, 2014, net income and cash flow from operations were $2.6 million and $8.9 million, respectively, compared with net loss and cash flow from operations of $39.9 million and $8.1 million for the comparable period in 2013. For the year ended December 31, 2014, net income and cash flow from operations were $11.5 million and $35.2 million, respectively, compared with net loss and cash flow from operations of $74.6 million and $32.2 million for the comparable time period in 2013. The change is attributable to a combination of factors including a decrease in administrative expenses in 2014 and a number of non-recurring items recognized during 2013.

Balance Sheet
Total assets increased by $51.4 million from December 31, 2013 to December 31, 2014 primarily resulting from the assets acquired in the Sandstorm Metals business combination, operating cash flows and the exercise of warrants, which were partially offset by depletion expense and a decline in the fair value of investments.

— STREAMS AND ROYALTIES

The Company's stream and royalty segments for the three months ended December 31, 2014 are summarized in the table below:

In $000's	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	3,047	$ 3,682	$ 1,231	$ 361	$ 2,090	$ 2,451
Bachelor Lake	1,682	2,021	841	1,000	180	1,180
Black Fox	1,148	1,354	584	820	(50)	770
Ming	448	526	-	357	169	526
Santa Elena	1,574	1,880	556	961	363	1,140
Royalties	2,525	3,025	-	3,405	(380)	4,613
Corporate	-	-	-	-	(1,816)	(1,826)
Consolidated	10,424	$ 12,488	$ 3,212	$ 6,904	$ 556	$ 8,854

The Company's stream and royalty segments for the year ended December 31, 2014 are summarized in the table below:

In $000's	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash flow from operations
Aurizona	12,361	$ 15,527	$ 4,986	$ 1,463	$ -	$ 9,078	$ 10,541
Bachelor Lake	9,324	11,899	4,662	5,541	-	1,696	7,237
Black Fox	5,487	6,889	2,790	3,920	-	179	4,099
Ming	1,964	2,459	-	1,611	-	848	2,459
Santa Elena	5,516	6,916	1,945	3,359	-	1,612	4,971
Royalties	10,169	12,804	-	12,019	(1,215)	(430)	13,674
Corporate	-	-	-	-	-	(3,717)	(7,757)
Consolidated	44,821	$ 56,494	$ 14,383	$ 27,913	$ (1,215)	$ 9,266	$ 35,224

Attributable Gold Equivalent ounces sold for the three months and year ended December 31, 2014 were 10,424 ounces and 44,821 ounces, respectively, compared with 12,415 ounces and 42,709 ounces for the comparable periods in 2013. The ounces sold during the 2014 year represented a 5% increase from 2013, and a record for the Company. The increase in ounces was largely attributable to Sandstorm's portfolio of royalties which contributed 55% more ounces than the comparable period in 2013.

The 16% decrease in ounces sold during the fourth quarter was due to decreases in gold ounces sold from Primero Mining Corp.'s ("Primero") Black Fox mine in Ontario, Canada ("Black Fox"), from Metanor Resources Inc.'s ("Metanor") Bachelor Lake mine in Quebec, Canada ("Bachelor Lake"), partially offset by additional ounces arising from the Company's royalty portfolio.

Black Fox Mine
The Black Fox mine began operating as an open pit mine and in 2010, development of an underground mine began. Both open pit and underground operations are now running concurrently, feeding the 2,200 tonne-per-day mill. Primero anticipates that the Black Fox mine's 2015 production will increase to 75,000 to 85,000 ounces of gold largely related to a higher proportion of production coming from the higher grade underground ore. Primero intends on producing predominantly from the open-pit until the middle of 2015 when production from the underground mine is expected to increase to approximately 1,000 tonnes of ore per day. The open-pit is expected to be depleted by September 2015. Primero recently announced positive drill results at the Black Fox Mine. For more information refer to www.primeromining.com.

Attributable gold equivalent ounces sold from the Black Fox mine during the quarter decreased by approximately 35% relative to the third quarter of 2013, driven from delayed underground development. Primero has been making greater investments in underground development in an effort to improve mining and processing targets going forward.

Santa Elena Mine
In 2014, SilverCrest completed their transition from an open pit to an underground operation and from a heap leach operation to a conventional mill at Santa Elena. During the year ended December 31, 2014, the Company received official notification of SilverCrest's intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm made an upfront payment of $10.0 million which represents approximately 20% of the upfront capital expenditures relating to gold production.

SilverCrest recently announced that they had temporarily restarted their open pit operations which they anticipate will provide approximately 6 months of low cost production. Their current operational focus is to improve underground stope production and continue to optimize the mill to ensure throughput tonnages are at or above the nameplate capacity of 3,000 tonnes of ore per day. There was a 27% decrease in attributable gold equivalent ounces sold from Santa Elena during the fourth quarter when compared to ounces sold during the same period in 2013.

Aurizona Mine
Subsequent to year-end, Luna announced that it was suspending its mining operations at the Aurizona mine in Brazil ("Aurizona"). Luna intends on processing ore from a stockpile and once the stockpile has been depleted it is expected that Luna will cease mining operations for the remainder of 2015. Given Luna's current financial situation, it will likely need additional capital to continue its mining operations, meet its financial obligations and remain solvent. Sandstorm is currently working with Luna to restructure the gold stream in order to put Luna in a position to raise the third party capital necessary to progress Aurizona toward long-term sustainable production.

Sandstorm sold 3,047 ounces of gold from Aurizona during the fourth quarter, an approximately 8% decrease compared with the comparable period in 2013.

Bachelor Lake Mine
During the fourth quarter of 2014, Metanor experienced lower feed grade primarily driven by higher than expected dilution from three specific stopes. These three stopes were adjacent to openings already mined. These old workplaces were outside the mineralized structure and when the stopes were blasted, some of the non-mineralized sections associated with the old workings fell and contaminated the ore grade. As a result, ounces sold from Bachelor Lake were 36% lower than the fourth quarter of 2013. Metanor considers this occurrence to be isolated and expects grades to increase in the coming months.

Metanor recently announced an equity financing to raise additional capital to improve its balance sheet and for the continued development of the Bachelor Lake mine. Upon closing of the equity financing, the maturity of Metanor's convertible debentures will be automatically extended to 2017.

Ming Mine
Rambler Metals & Mining plc ("Rambler") recently provided a reserve and resource estimate update for the Ming mine in Newfoundland, Canada ("Ming Mine"). The reserve update shows the replacement of all tonnes mined from the 1807 zone to-date, thereby extending the mine life by one year. Sandstorm sold 448 ounces from the Ming Mine during the fourth quarter, a decrease of 32% compared to the fourth quarter of 2013.

Rambler released a favorable preliminary economic assessment that identifies the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study. While the improvements in the lower footwall zone resource estimate have yet to be converted into a mineral reserve, Rambler intends on initiating a pre-feasibility study to evaluate the economic viability of this new resource and how it can be integrated into the current mine plan. The results of this work will be announced in concert with the filing of the associated technical report which Rambler is targeting for the middle of 2015.

Royalties
The Company's portfolio of royalties contributed 2,525 gold equivalent ounces in the fourth quarter of 2014, an increase of 33% compared to the same period in 2013. The increase is largely attributed to the acquisition of Sandstorm Metals and the ramp up of underlying assets.

— OUTLOOK

Based on the Company's existing gold streams and royalties, production for 2015 is forecasted to be between 36,000 to 44,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 45,000 ounces per annum in 2018.

— WEBCAST AND CONFERENCE CALL DETAILS

A conference call will be held on Thursday, March 19, 2015 starting at 8:30am PDT to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. An audio webcast of the conference call can be accessed via the following link, http://ow.ly/Kj3Os, and will also be available on the Sandstorm website.

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the fourth quarter and annual report will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 40-F filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company's royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company's gold streams (individually and collectively referred to as "Attributable Gold Equivalent") equal total Attributable Gold Equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 57 streams and royalties, of which 14 of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Erfan Kazemi, Chief Financial Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 20:15e 18-MAR-15